EXHIBIT 23.2

Consolidated Financial Statements

Malt LNG Netherlands Holdings B.V.

December 31, 2015

Independent Auditors’ Report

The Board of Directors of

Malt LNG Netherlands Holdings B.V.:

We have audited the accompanying consolidated financial statements of Malt LNG Netherlands Holdings B.V. (and its subsidiaries), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Malt LNG Netherlands Holdings B.V. (and its subsidiaries) as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in note 1 to the consolidated financial statements, during 2013, the assets and liabilities of the consolidated group were sold from MALT LNG Holdings ApS to a new inactive entity, Malt LNG Netherlands Holdings B.V. These consolidated financial statements reflect the results of the consolidated group on a continuity of interest basis. Our opinion is not modified with respect to this.

As discussed in note 2 to the consolidated financial statements, Malt LNG Netherlands Holdings B.V. (and its subsidiaries) has retrospectively changed its method of accounting for debt issuance costs effective December 31, 2015 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.

Chartered Professional Accountants

March 15, 2016

Vancouver, Canada

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	$	$	$
Voyage revenues (note 10)	137,946	197,969	205,569
Voyage expenses	(6,481)	(867)	(1,995)
Vessel operating expenses (note 12b)	(34,033)	(34,481)	(34,025)
Depreciation and amortization (notes 6 and 7)	(47,080)	(48,434)	(46,164)
Ship management fees (note 12b)	(3,460)	(3,483)	(3,386)
General and administrative expenses (note 12b)	(2,977)	(2,773)	(4,123)

Income from vessel operations	43,915	107,931	115,876
Interest income	216	268	211
Interest expense (notes 12e and 13)	(34,539)	(38,071)	(32,037)
Foreign exchange gain (loss)	524	249	(161)
Other loss	—	(25)	(17)

Net income before income tax (expense) recovery	10,116	70,352	83,872
Income tax (expense) recovery	(201)	131	(200)

Net income	9,915	70,483	83,672

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments before reclassifications, net of tax (note 13)	(899)	(5,932)	251
Realized loss on qualifying cash flow hedging instruments reclassified from accumulated other comprehensive (loss) income to interest expense, net of tax (note 13)	641	2,983	—

Other comprehensive (loss) income	(258)	(2,949)	251

Comprehensive income	9,657	67,534	83,923

See accompanying notes to the consolidated financial statements.

Refer to note 12 for related party transactions.

Refer to note 16 for subsequent events.

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at December 31, 2015 $	As at December 31, 2014 $
ASSETS
Current assets
Cash	49,110	72,142
Accounts receivable and accrued revenue	1,695	325
Due from related parties (note 12d)	3,839	—
Restricted cash (note 5)	140	4,153
Prepaid expenses	905	929

Total current assets	55,689	77,549

Long-term assets
Vessels and equipment (note 6)	1,311,912	1,357,804
Restricted cash (note 5)	11,784	11,877
Other assets	8,509	5,210
Intangible asset (note 7)	—	841

Total assets	1,387,894	1,453,281

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,792	215
Accrued liabilities (notes 8 and 13)	8,996	5,480
Due to related parties (note 12d)	—	10,980
Deferred revenues	1,703	4,049
Current portion of long-term debt (note 9)	54,194	76,034
Current portion of derivative liability (note 13)	1,665	2,148
Current portion of in-process revenue contracts (note 10)	6,668	6,668

Total current liabilities	75,018	105,574

Long-term liabilities
Long-term deferred revenues	2,648	2,863
Long-term debt (note 9)	680,596	756,791
Derivative liability (note 13)	2,182	1,552
In-process revenue contracts and other liabilities (note 10)	77,853	84,061

Total liabilities	838,297	950,841

Equity
Share capital (note 11)	1	1
Additional paid-in capital (note 11)	314,413	276,913
Retained earnings	238,139	228,224
Accumulated other comprehensive loss (note 13)	(2,956)	(2,698)

Total equity	549,597	502,440

Total liabilities and equity	1,387,894	1,453,281

See accompanying notes to the consolidated financial statements.

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Cash provided by (used for)
OPERATING ACTIVITIES
Net income	9,915	70,483	83,672
Non-cash items:
Depreciation and amortization	47,080	48,434	46,164
Amortization of in-process revenue contracts included in voyage revenues	(6,668)	(6,670)	(17,965)
Amortization of deferred debt issuance costs included in interest expense	3,413	3,821	3,999
Ineffective portion of hedge accounted interest rate swap included in interest expense	(111)	14	989
Decrease (increase) in restricted cash	3,974	(5,257)	(6,307)
Change in operating assets and liabilities (note 14)	(16,472)	4,979	(3,777)
Dry docking cost recoveries (expenditures)	364	(12,501)	(9,545)

Net operating cash flow	41,495	103,303	97,230

FINANCING ACTIVITIES
Decrease (increase) in restricted cash	132	236	(4,701)
Proceeds from issuance of long-term debt	—	—	963,000
Scheduled repayments of long-term debt	(71,448)	(82,090)	(1,036,239)
Prepayments of long-term debt	(30,000)	—	—
Equity contribution from shareholders (note 11)	37,500	—	1
Debt issuance costs	—	—	(15,472)

Net financing cash flow	(63,816)	(81,854)	(93,411)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(711)	(922)	(91)

Net investing cash flow	(711)	(922)	(91)

(Decrease) increase in cash	(23,032)	20,527	3,728
Cash, beginning of the year	72,142	51,615	47,887

Cash, end of the year	49,110	72,142	51,615

See accompanying notes to the consolidated financial statements.

Supplemental cash flow information (note 14).

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. Dollars except for number of shares)

		Shareholders’ Equity
	Acquired Predecessor Equity $	Number of Common Shares	Common Shares $	Additional Paid-In Capital $	Retained Earnings $	Accumulated Other Comprehensive (Loss) Income $	Total Equity $
Balance as at December 31, 2012	350,982	—	—	—	—	—	350,982

Issuance of common shares (note 11)	—	100	1	—	—	—	1
Net income	50,425	—	—	—	33,247	—	83,672
Other comprehensive income	(1,385)	—	—	—	—	1,636	251
Acquisition of MALT LNG Holdings ApS	(400,022)	—	—	276,913	124,494	(1,385)	—

Balance as at December 31, 2013	—	100	1	276,913	157,741	251	434,906

Net income	—	—	—	—	70,483	—	70,483
Other comprehensive loss	—	—	—	—	—	(2,949)	(2,949)

Balance as at December 31, 2014	—	100	1	276,913	228,224	(2,698)	502,440

Equity contribution by shareholders (note 11)	—	—	—	37,500	—	—	37,500
Net income	—	—	—	—	9,915	—	9,915
Other comprehensive loss	—	—	—	—	—	(258)	(258)

Balance as at December 31, 2015	—	100	1	314,413	238,139	(2,956)	549,597

See accompanying notes to the consolidated financial statements.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

1. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or US GAAP). These consolidated financial statements include the accounts of Malt LNG Netherlands Holdings B.V., which is incorporated under the laws of Netherlands, its wholly owned subsidiaries and the Acquired Predecessor, as described below (collectively, the Company). The following is a list of Malt LNG Netherlands Holdings B.V. subsidiaries:

	Jurisdiction of Incorporation	Proportion of Ownership Interest

Name of Significant Subsidiaries
MALT LNG Holdings ApS	Denmark	100%
MALT LNG Transport ApS	Denmark	100%
Meridian Spirit ApS	Denmark	100%
Magellan Spirit ApS	Denmark	100%
Methane Spirit LLC	Republic of The Marshall Islands	100%
Membrane Shipping Ltd.	Republic of The Marshall Islands	100%
Malt Singapore Pte. Ltd.	Singapore	100%

Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, certain of the comparative figures as at December 31, 2014 have been reclassified to conform to the presentation adopted in the current period relating to debt issuance costs. As part of the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03) (see note 2), the Company has presented debt issuance costs related to a recognized debt liability as a direct reduction from the carrying amount of that debt liability in the Company’s consolidated balance sheets. Prior to the adoption of ASU 2015-03, all debt issuance costs were presented as prepaid expenses and deferred debt issuance costs in current assets and as deferred debt issuance costs in long-term assets in the Company’s consolidated balance sheets.

Malt LNG Netherlands Holdings B.V. has accounted for the acquisition of its interest in MALT LNG Holdings ApS on August 6, 2013 from its shareholders Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport Co., Ltd. (collectively the Joint Venture Partners) as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. As a result, the consolidated statements of income and comprehensive income, cash flows and changes in total equity for the year ended December 31, 2013 reflect the results of operations of MALT LNG Holdings ApS, referred to herein as the Acquired Predecessor, as if Malt LNG Netherlands Holdings B.V. had acquired it when the Acquired Predecessor began operations under the ownership of the Joint Venture Partners. The consolidated statement of equity has been presented to reflect the capital structure of the new entity and retained earnings on a continuity of interest basis. Any difference between the face value of the shares and the value of the previous equity has been presented as additional paid-in capital.

The Company evaluated events and transactions occurring after the balance sheet date and through to the day the financial statements were available to be issued which was March 15, 2016.

Foreign currency

The consolidated financial statements are stated in thousands of U.S. Dollars and the functional currency of the Company is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income and comprehensive income.

Operating revenues and expenses

The principal activity of Malt LNG Netherlands Holdings B.V. and its subsidiaries is the transportation of liquefied natural gas (or LNG) through the operation of the Company’s six LNG carriers.

The lease element of time-charters accounted for as operating leases is recognized by the Company daily over the term of the charter as the applicable vessel operates under the charter. The Company recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Company does not recognize revenues during days that the vessel is off-hire.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

Business combinations

Except as described above in relation to the transfer of business between entities under common control, the Company uses the acquisition method of accounting for business combinations and recognizes assets acquired and liabilities assumed at their fair values on the date acquired. The fair values of the assets and liabilities acquired are determined based on the Company’s valuation. The valuation involves making significant estimates and assumptions which are based on detailed financial models including the projection of future cash flows, the weighted average cost of capital and any cost saving that are expected to be derived in the future.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Vessels and equipment

The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for LNG carriers, from the date the vessel is delivered from the shipyard or a shorter period if regulations prevent the Company from operating the vessel for 35 years.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel, which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Generally, the Company dry docks each of its vessels every five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year dry-docking period. The Company capitalizes certain costs incurred during dry docking and for the survey and amortizes those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are presented as a direct reduction from the carrying amount of the debt liability and are amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance costs is included in interest expense.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company applies hedge accounting to its derivative instrument (see note 13).

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income and comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statement of income as interest expense. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income and comprehensive income. If the hedged items are no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of income and comprehensive income.

Intangible assets

The Company’s finite life intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Income taxes

The legal jurisdictions in which the Company’s Marshall Island and Singapore subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Danish subsidiaries are subject to the Danish Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days in the taxable period that the vessel is at the Company’s disposal, excluding time required for repairs.

The Company accounts for income taxes using the liability method which requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2015 and 2014, the Company did not have any material accrued interest and penalties relating to income taxes.

Accumulated other comprehensive (loss) income

The following table contains the changes in the balances of each component of accumulated other comprehensive (loss) income for the periods presented:

Qualifying Cash Flow Hedging Instruments $
Balance as at December 31, 2013	251
Other comprehensive loss	(2,949)

Balance as at December 31, 2014	(2,698)

Other comprehensive loss	(258)

Balance as at December 31, 2015	(2,956)

2. Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur in future periods.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02) which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The adoption of ASU 2015-02 will not have a material impact on the Company’s financial statements.

In April 2015, the FASB issued ASU 2015-03. The Company adopted ASU 2015-03 effective December 31, 2015. Prior period information has been retrospectively adjusted. Prior to the adoption of ASU 2015-03, all debt issuance costs were presented as prepaid expenses and deferred debt issuance costs in current assets and as deferred debt issuance costs in long-term assets in the Company’s consolidated balance sheets. With the adoption of ASU 2015-03 the Company presents those debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability in the Company’s consolidated balance sheets. As a result of adopting ASU 2015-03, current assets, long-term assets and total assets have decreased by $3.0 million, $3.5 million and $6.5 million, respectively, (December 31, 2015) and $3.4 million, $6.5 million and $9.9 million, respectively, (December 31, 2014), current portion of long-term debt has decreased by $3.0 million (December 31, 2015) and $3.4 million (December 31, 2014), long-term debt has decreased by $3.5 million (December 31, 2015) and $6.5 million (December 31, 2014) and total liabilities have decreased by $6.5 million (December 31, 2015) and $9.9 million (December 31, 2014). Such changes have also impacted the Company’s reconciliation of the carrying value of long-term debt (see notes 4 and 9).

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

3. Operating Leases

As at December 31, 2015, the minimum scheduled future revenues in the next five years to be received by the Company for the lease and non-lease elements under charters are approximately $83.8 million (2016), $149.4 million (2017), $114.0 million (2018), $112.4 million (2019) and $114.3 million (2020).

Minimum scheduled future revenues do not include amortization of in-process revenue contracts, revenue generated from new contracts entered into after December 31, 2015, revenue from unexercised option periods on contracts that existed on December 31, 2015 or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

4. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and restricted cash – The fair value of the Company’s cash and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Derivative instruments – The fair value of the Company’s derivative instrument is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company transacts its derivative instrument through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the derivative fair value recorded could vary by a material amount in the near term.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash and restricted cash	Level 1	61,034	61,034	88,172	88,172
Long-term debt (note 9)	Level 2	(734,790)	(727,844)	(832,825)	(827,421)
Derivative instrument (note 13)	Level 2	(4,403)	(4,403)	(4,273)	(4,273)

5. Restricted Cash

The Company maintains restricted cash deposits relating to certain term loans and secured notes to be used only for operating, dry-docking and debt-service related expenditures. As at December 31, 2015 and 2014 the short-term amount of restricted cash on deposit was $0.1 million and $4.2 million, respectively, and long-term amount of restricted cash on deposit was $11.8 million and $11.9 million, respectively.

6. Vessels and Equipment

	Cost $	Accumulated depreciation $	Net book value $
Balance, December 31, 2013	1,467,711	(78,313)	1,389,398
Net additions	13,424	—	13,424
Depreciation and amortization	—	(45,018)	(45,018)

Balance, December 31, 2014	1,481,135	(123,331)	1,357,804
Net additions	347	—	347
Depreciation and amortization	—	(46,239)	(46,239)

Balance, December, 31 2015	1,481,482	(169,570)	1,311,912

7. Intangible Asset

As at December 31, 2015 and 2014 intangible asset consisted of a time-charter contract. The carrying amount of the intangible asset is as follows:

	December 31, 2015 $	December 31, 2014 $
Gross carrying amount	10,350	10,350
Accumulated amortization	(10,350)	(9,509)

Net carrying amount	—	841

Amortization expense of the intangible asset was $0.8 million, $3.4 million, and $3.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. The intangible asset was fully amortized in 2015.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

8. Accrued Liabilities

	December 31, 2015	December 31, 2014
	$	$
Voyage and vessel expenses	7,080	3,511
Interest expense	1,419	1,445
Other general expenses	497	261
Income taxes payable and other	—	263

	8,996	5,480

9. Long-Term Debt

	December 31, 2015	December 31, 2014
	$	$
U.S. Dollar denominated debt due through 2017	433,000	512,000
U.S. Dollar denominated debt due through 2021	133,984	145,547
U.S. Dollar denominated debt due through 2030	174,334	185,219

Total principal	741,318	842,766
Less unamortized discount and debt issuance costs	6,528	9,941

Total debt	734,790	832,825
Less current portion	54,194	76,034

Long-term debt	680,596	756,791

As at December 31, 2015, the Company had a U.S. Dollar-denominated term loan outstanding, which is separated into two tranches in the amount of $225.2 million and $207.8 million. These tranches have quarterly interest payments based on LIBOR plus 3.15% and 0.50%, respectively, and bullet repayments of $206.1 million and $190.2 million, respectively, at maturity on March 31, 2017. The term loan is collateralized by first-priority statutory mortgages over the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit, first priority pledges or charges of all the issued shares of the respective vessel owning subsidiaries, and a guarantee from Teekay LNG Partners L.P. and Marubeni Corporation (or Guarantors). This term loan contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. This provision applied to the Magellan Spirit due to the grounding incident in January 2015 and subsequent charter termination which the Company is disputing. In June 2015, the lenders waived the mandatory prepayment provision in relation to the Magellan Spirit and the debt service coverage ratio covenant for the term loan. Both waivers are for the remaining term of the facility. In return, the Company funded an earnings account, which is collateral for the term loan, with $7.5 million and prepaid $30.0 million of the term loan. These amounts were funded by the Joint Venture Partners based on their respective ownership percentages.

As at December 31, 2015, the Company had a U.S. Dollar-denominated term loan outstanding in the amount of $134.0 million. This loan has equal quarterly principal repayments of $2.9 million, quarterly interest payments based on LIBOR plus 2.70% and a bullet repayment of $67.5 million at maturity on July 18, 2021. The term loan is collateralized by a first-priority mortgage on the Woodside Donaldson.

As at December 31, 2015, the Company had U.S. Dollar-denominated senior secured notes in the amount of $174.3 million. These notes have quarterly principal repayments and quarterly interest payments based on a fixed rate of 4.11%. The notes have a maturity date of August 1, 2030 and are collateralized by a first-priority mortgage on the Meridian Spirit.

The weighted-average effective interest rate for the Company’s long-term debt outstanding as at December 31, 2015 and 2014 was 2.96% and 2.69%, respectively. The aggregate annual long-term debt principle repayments required subsequent to December 31, 2015 are $57.2 million (2016), $417.1 million (2017), $19.7 million (2018), $19.9 million (2019), $25.4 million (2020) and $202.0 million (thereafter).

Certain loan agreements require that (a) Guarantors maintain minimum levels of tangible net worth and aggregate liquidity, (b) Guarantors not exceed a maximum amount of leverage, (c) the Company maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (d) the Company to maintain certain level of debt service coverage ratio and (e) two of the ship-owning subsidiaries to maintain restricted cash reserve deposits. The Company has one facility that requires it to maintain a vessel-value-to-outstanding-loan-principal-balance ratio of 125%, which as at December 31, 2015, was 146%. The vessel value was determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company is in default under its loans. As at December 31, 2015, the Company and Guarantors were in compliance with all covenants relating to the Company’s loans.

10. In-process Revenue Contracts

As part of the Company’s acquisition of MALT LNG Transport ApS the Company assumed certain LNG charter contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts based on the projected revenue to be earned under the contracts and are recorded as part of voyage revenues in the Company’s consolidated statements of income and comprehensive income.

As at December 31, 2015 and 2014 in-process revenue contracts consisted of four time-charter contracts with a weighted-average amortization period of 16.7 years (2014 – 16.7 years). The carrying amount of in-process revenue contracts for the Company is as follows:

	December 31, 2015 $	December 31, 2014 $

Gross carrying amount	135,880	135,880
Accumulated amortization	(51,819)	(45,151)

Net carrying amount	84,061	90,729
Less current portion	(6,668)	(6,668)

	77,393	84,061

Amortization of in-process revenue contracts in each of the five years following 2015 is approximately $6.7 million per year (2016 – 2020) and $50.6 million (thereafter).

11. Share Capital and Additional Paid-in Capital

On July 12, 2013, Malt LNG Netherlands Holdings B.V. issued 100 shares of common stock for 100 Euro (approximately $121) to the Joint Venture Partners. The Company has unlimited authorized capital.

On August 6, 2013 the Joint Venture Partners contributed its shares in MALT LNG Holdings ApS to Malt LNG Netherlands Holdings B.V. in exchange for additional paid-in capital of Malt LNG Netherlands Holdings B.V.

On September 30, 2015, the Joint Venture Partners made a non-stipulated share premium contribution on the shares they hold in the capital of the Company, without any obligation for the Company to issue any shares in its capital in return, in the amount of $37.5 million based on their ownership percentages.

	December 31, 2015 $	December 31, 2014 $

Issued and outstanding
100 Common shares	1	1

12. Related Party Transactions

a.

Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport Co., Ltd. are joint venture partners holding ownership interest in the Company of 52% and 48%, respectively. Marubeni Corporation is the ultimate parent company of Scarlet LNG Transport Co., Ltd. and Teekay Corporation is the ultimate parent company of Teekay Luxembourg S.a.r.l.

b.

The Company and certain of its operating subsidiaries have entered into service agreements with Teekay Shipping Ltd., a wholly-owned subsidiary of Teekay Corporation to which Teekay Shipping Ltd. provides the Company and its subsidiaries with corporate and technical ship management services. In addition, crew training services were provided to the Company by Teekay Shipping Ltd. These services are measured at the exchange amount between the parties. For the periods indicated, these related party transactions were as follows:

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Crew training expenses included in vessel operating expenses	1,531	1,235	1,016
Ship management services	2,975	2,958	2,901
Corporate services included in general and administrative expenses	1,896	1,886	1,849

c.

From time to time, other payments are made by affiliates on behalf of the Company that are not specific to any agreements described above. During the year ended December 31, 2015, nil (2014 – nil and 2013 – $0.2 million) payments of this nature were made.

d.

The amounts due to related parties are non-interest bearing, unsecured and have no fixed repayment terms. The Company did not incur interest income or expense from related party balances during the year ended December 31, 2015 and 2014. Balances with related parties are as follows:

	December 31, 2015 $	December 31, 2014 $

Teekay Shipping Limited	3,839	(10,850)
Other related parties	—	(130)

	3,839	(10,980)

e.

As a result of a refinancing completed during 2013, the tranches of the facility were guaranteed by the Joint Venture Partners relative to their proportionate interest. As a result of difference in the credit ratings of the guarantors, the tranche guaranteed by Marubeni Corporation received a lower interest rate than the portion guaranteed by Teekay LNG Partners L.P. by 2.567%. As a result, the Company has agreed to pay the interest rate differential to Marubeni Corporation until the facility matures in 2017 as a payment for their guarantee. The payment, which totaled $6.0 million, $6.9 million and $3.0 million for the years ended December 31, 2015, 2014 and 2013, respectively, is included in interest expense.

13. Derivative Instruments

The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Interest Rate Risk:

The Company entered into an interest rate swap, which exchanges a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has designated, for accounting purposes, its interest rate swap as a cash flow hedge.

As at December 31, 2015, the Company was committed to the following interest rate swap agreement:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Liability $	Average Remaining Term (years)	Fixed Interest Rate (1) (%)
U.S. Dollar-denominated interest rate swap (2)	LIBOR	133,984	4,403	5.6	2.36

(1)	Excludes the margin the Company pays on its variable-rate debt, which as at December 31, 2015 was 2.70%.
(2)	Notional amount reduces quarterly.

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions.

The following table presents the location, type of contract and fair value amount of the derivative instrument on the Company’s consolidated balance sheets.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

	Accrued Liabilities $	Current Portion of Derivative Liability $	Derivative Liability $
As at December 31, 2015
Interest rate swap agreement	(556)	(1,665)	(2,182)
As at December 31, 2014
Interest rate swap agreement	(573)	(2,148)	(1,552)

For the periods indicated, the following table presents the effective portion of (losses) gains on interest rate contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive loss (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

As at December 31, 2015	Year Ended December 31, 2015
Balance Sheet (AOCI)	Statement of Income and Comprehensive Income
Effective Portion $	Effective Portion $	Ineffective Portion $
—	—	111	Interest expense
(2,956)	(258)	—	Other comprehensive loss

(2,956)	(258)	111

As at December 31, 2014	Year Ended December 31, 2014
Balance Sheet (AOCI)	Statement of Income and Comprehensive Income
Effective Portion $	Effective Portion $	Ineffective Portion $
—	—	(14)	Interest expense
(2,698)	(2,949)	—	Other comprehensive loss

(2,698)	(2,949)	(14)

As at December 31, 2013	Year Ended December 31, 2013
Balance Sheet (AOCI)	Statement of Income and Comprehensive Income
Effective Portion $	Effective Portion $	Ineffective Portion $
—	—	(989)	Interest expense
251	251	—	Other comprehensive income

251	251	(989)

As at December 31, 2015, 2014 and 2013, the Company’s accumulated other comprehensive (loss) income included ($0.3) million, ($2.9) million and $0.3 million net of unrealized (losses) gains on its interest rate swap contract designated as a cash flow hedge. As at December 31, 2015, the Company estimated based on then current interest rates, that it would reclassify approximately $1.7 million of losses on its interest rate swap contract from accumulated other comprehensive loss to earnings during the next 12 months.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, unless indicated otherwise)

14. Supplemental Cash Flow Information

a.	The changes in operating assets and liabilities for year ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Accounts receivable and accrued revenue	(1,370)	8,836	(2,276)
Due from/to related parties	(14,819)	583	5,275
Prepaid expenses	24	47	(397)
Accrued revenue – long-term	(3,299)	(5,210)	—
Accounts payable	1,577	(604)	19
Accrued liabilities	3,516	382	8
Deferred revenues	(2,561)	945	(6,406)
Other liabilities – long-term	460	—	—

	(16,472)	4,979	(3,777)

b.	During the year ended December 31, 2015, 2014 and 2013 cash paid for interest on long-term debt was $31.0 million, $34.0 million and $26.4 million, respectively.

15. Contingent Asset

In January 2015 the Magellan Spirit had a grounding incident. The vessel was subsequently refloated and returned to service. The charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract. The charterer terminated the contract in late-March 2015. The Company has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Company has made a claim of $51.8 million against the charterer. No amounts have been accrued for this claim in the Company’s consolidated financial statements.

16. Subsequent Events

Two of the Company’s vessels, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down operations of its LNG plant in Yemen in 2015. As a result, in December 2015, the Company agreed to a temporary deferral of a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Upon future resumption of the LNG plant in Yemen, it is expected that YLNG will repay the deferred amounts in full plus interest thereon over a period of time to be agreed upon.